January 6, 2020

Paul Little
Chief Financial Officer
Sientra, Inc.
420 South Fairview Avenue, Suite 200
Santa Barbara, CA 93117

       Re: Sientra, Inc.
           Registration Statement on Form S-3
           Filed December 23, 2019
           File No. 333-235690

Dear Mr. Little:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that your forum selection provisions in your amended and restated certificate of incorporation and your bylaws identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether these provisions apply to actions arising under the Securities Act or
       Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provisions apply to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such
 Paul Little
Sientra, Inc.
January 6, 2020
Page 2
       provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Securities
       Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,
FirstName LastNamePaul Little
                                                            Division of
Corporation Finance
Comapany NameSientra, Inc.
                                                            Office of Life
Sciences
January 6, 2020 Page 2
cc:       Patrick O'Malley, Esq.
FirstName LastName